Exhibit 21.1 Subsidiaries of the Registrant

Registrant: American National Bankshares Inc.
Incorporated under the laws of the Commonwealth of Virginia

Subsidiaries of American National Bankshares Inc.:
American National Bank and Trust Company
Chartered under the laws of the United States

AMNB Statutory Trust I, A Delaware Statutory Trust
MidCarolina Trust I, A Delaware Statutory Trust
MidCarolina Trust II, A Delaware Statutory Trust

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